Exhibit 99.1

Unaudited Condensed Consolidated Interim Financial Statements

BRP Inc.

For the three- and nine-month periods ended October 31, 2024 and 2023

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF NET INCOME

[Unaudited]

[in millions of Canadian dollars, except per share data]

		Three-month periods ended		Nine-month periods ended
	Notes	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
			Reclassified (Note 2)		Reclassified (Note 2)

Revenues	12	$1,955.7	$2,371.0	$5,732.1	$7,351.5
Cost of sales		1,525.7	1,728.0	4,387.9	5,378.0
Gross profit		430.0	643.0	1,344.2	1,973.5

Operating expenses
Selling and marketing		110.1	111.5	329.2	344.2
Research and development		95.6	105.2	282.9	288.1
General and administrative		67.1	63.9	240.3	242.0
Other operating expenses	13	22.3	4.9	52.1	22.5
Total operating expenses		295.1	285.5	904.5	896.8
Operating income		134.9	357.5	439.7	1,076.7

Financing costs	14	51.2	67.6	149.8	158.4
Financing income	14	(1.3)	(6.1)	(7.1)	(13.7)
Foreign exchange loss on long-term debt		25.8	140.9	107.7	107.3
Income before income taxes		59.2	155.1	189.3	824.7
Income tax expense	15	31.9	65.0	82.1	195.8
Net income from continuing operations		27.3	90.1	107.2	628.9
Net loss from discontinued operations	17	(20.5)	(27.0)	(100.6)	(72.6)
Net income		$6.8	$63.1	$6.6	$556.3
Attributable to shareholders		$7.1	$63.0	$6.1	$554.9

Attributable to non-controlling interest		$(0.3)	$0.1	$0.5	$1.4

Basic earnings per share - continuing operations	11	$0.38	$1.18	$1.44	$8.07

Diluted earnings per share - continuing operations	11	$0.37	$1.16	$1.43	$7.93

Basic loss per share - discontinued operations	11	$(0.28)	$(0.36)	$(1.36)	$(0.93)

Diluted loss per share - discontinued operations	11	$(0.28)	$(0.35)	$(1.34)	$(0.92)

Basic earnings per share	11	$0.10	$0.82	$0.08	$7.14

Diluted earnings per share	11	$0.09	$0.81	$0.09	$7.01

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[in millions of Canadian dollars]

		Three-month periods ended		Nine-month periods ended

	Notes	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023

Net income		$6.8	$63.1	$6.6	$556.3

Items that will be reclassified subsequently to net income
Net changes in fair value of derivatives designated as cash flow hedges		(19.3)	(59.6)	(67.2)	(11.1)
Net changes in unrealized gain (loss) on translation of foreign operations		(1.1)	(11.2)	0.1	(14.0)
Income tax recovery		5.1	15.9	17.9	3.0
		(15.3)	(54.9)	(49.2)	(22.1)

Items that will not be reclassified subsequently to net income
Actuarial gains on defined benefit pension plans		1.6	12.3	3.9	20.2
Gain (loss) on fair value of restricted investments		0.1	(0.4)	0.4	(0.3)
Income tax expense		(0.5)	(3.0)	(1.3)	(5.0)
		1.2	8.9	3.0	14.9
Total other comprehensive loss		(14.1)	(46.0)	(46.2)	(7.2)
Total comprehensive income (loss)		$(7.3)	$17.1	$(39.6)	$549.1
Attributable to shareholders		$(6.7)	$17.0	$(40.4)	$549.0

Attributable to non-controlling interest		(0.6)	0.1	0.8	0.1
Total comprehensive income (loss) attributable to shareholders

Continuing operations		$18.9	$31.4	$57.8	$613.0
Discontinued operations	17	(25.6)	(14.4)	(98.2)	(64.0)
		$(6.7)	$17.0	$(40.4)	$549.0

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

[Unaudited]

[in millions of Canadian dollars]

As at

	Notes	October 31, 2024	January 31, 2024

Cash and cash equivalents		$147.0	$491.8
Trade and other receivables		493.7	656.3
Income taxes and investment tax credits receivable		95.1	60.8
Other financial assets	3	109.7	106.6
Inventories	4	1,998.3	2,155.6
Other current assets	5	69.0	57.7
Assets classified as held for sale	17	515.7	—
Total current assets		3,428.5	3,528.8

Investment tax credits receivable		18.8	19.0
Other financial assets	3	29.0	49.6
Property, plant and equipment		1,922.0	2,004.3
Intangible assets		605.5	665.1
Right-of-use assets		162.9	169.7
Deferred income taxes		334.8	337.5
Other non-current assets	5	5.0	1.5
Total non-current assets		3,078.0	3,246.7

Total assets		$6,506.5	$6,775.5

Bank overdraft		$15.1	$—
Trade payables and accruals		1,339.3	1,450.4
Provisions	6	756.3	766.7
Other financial liabilities	7	73.5	45.8
Income tax payable		38.8	47.9
Deferred revenues		69.1	89.9
Current portion of long-term debt	8	60.5	58.1
Current portion of lease liabilities		46.3	46.3
Liabilities associated to assets classified as held for sale	17	106.3	—
Total current liabilities		2,505.2	2,505.1

Long-term debt	8	2,786.3	2,705.0
Lease liabilities		136.9	142.0
Provisions	6	117.2	148.5
Other financial liabilities	7	84.6	65.1
Deferred revenues		78.0	113.2
Employee future benefit liabilities		151.8	156.3
Deferred income taxes		88.0	105.9
Other non-current liabilities		22.0	20.5
Total non-current liabilities		3,464.8	3,456.5
Total liabilities		5,970.0	5,961.6

Equity		536.5	813.9

Total liabilities and equity		$6,506.5	$6,775.5

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[in millions of Canadian dollars]

For the nine-month period ended October 31, 2024

	Attributed to shareholders
	Capital Stock (Note 9)	Contributed surplus		Retained earnings	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2024	$248.5	$71.8		$443.1	$0.6	$44.9	$808.9	$5.0	$813.9
Net income	—	—		6.1	—	—	6.1	0.5	6.6
Other comprehensive income (loss)	—	—		3.0	(0.2)	(49.3)	(46.5)	0.3	(46.2)
Total comprehensive income (loss)	—	—		9.1	(0.2)	(49.3)	(40.4)	0.8	(39.6)
Dividends	—	—		(46.5)	—	—	(46.5)	—	(46.5)
Issuance of subordinate shares (Note 9)	18.3	(4.7)		—	—	—	13.6	—	13.6
Repurchase of subordinate shares (Note 9)	(16.6)	—		(202.0)	—	—	(218.6)	—	(218.6)
Stock-based compensation	—	13.7	[a]	—	—	—	13.7	—	13.7

Balance as at October 31, 2024	$250.2	$80.8		$203.7	$0.4	$(4.4)	$530.7	$5.8	$536.5
[a] Includes $0.7 million of income tax recovery. For the nine-month period ended October 31, 2023
	Attributed to shareholders
	Capital Stock (Note 9)	Contributed surplus		Retained earnings	Translation of foreign operations	Cash- flow hedges	Total	Non- controlling interests	Total equity
Balance as at January 31, 2023	$255.8	$58.8		$175.5	$7.4	$37.4	$534.9	$5.2	$540.1
Net income	—	—		554.9	—	—	554.9	1.4	556.3
Other comprehensive income (loss)	—	—		14.9	(12.7)	(8.1)	(5.9)	(1.3)	(7.2)
Total comprehensive income (loss)	—	—		569.8	(12.7)	(8.1)	549.0	0.1	549.1
Dividends	—	—		(41.9)	—	—	(41.9)	—	(41.9)
Issuance of subordinate shares (Note 9)	22.6	(6.1)		—	—	—	16.5	—	16.5
Repurchase of subordinate shares (Note 9)	(25.5)	—		(346.4)	—	—	(371.9)	—	(371.9)
Stock-based compensation	—	15.0	[a]	—	—	—	15.0	—	15.0

Balance as at October 31, 2023	$252.9	$67.7		$357.0	$(5.3)	$29.3	$701.6	$5.3	$706.9

 [a] Includes $0.9 million of income tax expense.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

[Unaudited]

[in millions of Canadian dollars]

		Nine-month periods ended
	Notes	October 31, 2024	October 31, 2023

OPERATING ACTIVITIES
Net income		$6.6	$556.3
Non-cash and non-operating items:
Depreciation expense		320.1	288.6
Income tax expense		48.9	169.2
Foreign exchange loss on long-term debt		107.7	107.3
Interest expense and transaction costs		139.3	150.8
Other		27.2	12.4
Cash flows generated from operations before changes in working capital		649.8	1,284.6
Changes in working capital:
Decrease in trade and other receivables		149.5	138.6
Increase in inventories		(53.5)	(276.0)
Increase in other assets		(50.3)	(23.5)
Decrease in trade payables and accruals		(99.8)	(28.5)
Increase in other financial liabilities		14.8	5.2
Increase (decrease) in provisions		(17.3)	208.8
Decrease in other liabilities		(43.1)	(28.1)
Cash flows generated from operations		550.1	1,281.1
Income taxes paid, net of refunds		(117.2)	(227.9)
Net cash flows generated from operating activities		432.9	1,053.2

INVESTING ACTIVITIES
Additions to property, plant and equipment		(279.0)	(333.1)
Additions to intangible assets		(20.8)	(25.6)
Other		0.4	6.2
Net cash flows used in investing activities		(299.4)	(352.5)

FINANCING ACTIVITIES
Increase in bank overdraft		15.1	—
Issuance of long-term debt	8	3.3	3.3
Repayment of long-term debt	8	(36.4)	(37.9)
Repayment of lease liabilities		(39.7)	(35.8)
Interest paid		(133.2)	(126.0)
Issuance of subordinate voting shares		13.6	16.5
Repurchase of subordinate voting shares	9	(215.1)	(367.1)
Dividends paid		(46.5)	(41.9)
Other		(4.2)	(2.8)
Net cash flows used in financing activities		(443.1)	(591.7)
Effect of exchange rate changes on cash and cash equivalents		(36.5)	(27.7)
Net increase (decrease) in cash and cash equivalents		(346.1)	81.3
Cash and cash equivalents at the beginning of period		491.8	202.3
Cash and cash equivalents at the end of period		$145.7	$283.6

The Company has elected to present a consolidated statement of cash flows that includes both continuing and discontinued operations. Amounts related to discontinued operations by operating, investing and financing activities are disclosed in Note 17.

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

1.	NATURE OF OPERATIONS

BRP Inc. (“BRP”) is incorporated under the laws of Canada. BRP’s multiple voting shares are owned by Beaudier Inc. and 4338618 Canada Inc. (collectively, “Beaudier Group”), Bain Capital Integral Investors II, L.P. (“Bain Capital”) and La Caisse de dépôt et placement du Québec (“CDPQ”), (collectively, the “Principal Shareholders”). BRP’s subordinate voting shares are listed in Canada on the Toronto Stock Exchange under the symbol DOO and in the United States on the Nasdaq Global Select Market under the symbol DOOO.

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports vehicles and marine products. The Company’s Powersports segment comprises “Year-Round Products” which consists of all-terrain vehicles, side-by-side vehicles and three-wheeled vehicles; “Seasonal Products” which consists of snowmobiles, personal watercraft and pontoons; and “PA&A and OEM Engines” which consists of parts, accessories and apparel (“PA&A”), engines for karts, recreational aircraft and jet boats, and other services. Additionally, the Company’s Marine segment consists of boats, pontoons and outboard engines and related PA&A, and other services.

The Company’s products are sold mainly through a network of independent dealers, independent distributors and to original equipment manufacturers (the “Customers”). The Company distributes its products worldwide and manufactures them in Mexico, Canada, Austria, the United States, Finland, Australia and Germany.

On October 17, 2024, the Company announced that it has initiated a process for the sale of its Marine businesses namely Alumacraft, Manitou, Telwater (Quintrex, Stacer, Savage and Yellowfin) and Marine parts, accessories, and apparel. Consequently, these businesses are presented as discontinued operations and the associated assets and liabilities as held for sale as at October 31, 2024 (Note 17).

The Company’s headquarters is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

2.	BASIS OF PRESENTATION

These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2024 and 2023 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. These unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2024 and 2023 follow the same accounting policies as the audited consolidated financial statements for the year ended January 31, 2024 and, as such, should be read in conjunction with them. In addition, the accounting policies described below related to discontinued operations and assets and liabilities held for sale are applicable to these unaudited condensed consolidated interim financial statements but were not previously disclosed within the annual consolidated financial statements for the year ended January 31, 2024.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2. BASIS OF PREPARATION [CONTINUED]

The preparation of these unaudited condensed consolidated interim financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made. The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Actual results could differ from the estimates used and such differences could be significant.

These unaudited condensed consolidated interim financial statements include the financial statements of BRP and its subsidiaries. BRP controls all of its subsidiaries that are wholly owned through voting equity interests, except for BRP Commerce & Trade Shanghai Co. Ltd in China for which a non-controlling interest of 20% is recorded upon consolidation and Pinion GmbH in Germany for which there is a non-controlling interest of 20%. BRP is also part of a joint venture located in Austria. All inter-company transactions and balances have been eliminated upon consolidation.

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale of the Company’s products are higher in the period immediately preceding and during their particular season of use. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products.

On December 5, 2024, the Board of Directors of the Company approved these unaudited condensed consolidated interim financial statements for the three- and nine-month periods ended October 31, 2024 and 2023.

Discontinued operations and assets and liabilities held for sale

The assets of a disposal group are classified as held for sale when their carrying amount will be recovered principally through a sale transaction rather than through continuing use. Assets must be available for immediate sale in their present condition and a sale transaction must be highly probable. The assets of a disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except for assets such as deferred tax assets, assets arising from employee benefits and financial assets which are specifically exempt from this measurement requirement.

A disposal group qualifies as discontinued operations if it is a component of the entity that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single coordinated plan to dispose of such a line of business or area of operations, or is a subsidiary acquired exclusively with a view to resale. Classification as a discontinued operation occurs at the earlier of the date on which an operation meets the criteria to be classified as held-for-sale or disposal.

The assets of a disposal group classified as held for sale are presented separately from the other assets in the consolidated statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statement of financial position.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

2. BASIS OF PREPARATION [CONTINUED]

The non-current assets of a disposal group are not depreciated or amortized while they are classified as held for sale. Interest and other expenses attributable to the liabilities of a disposal group classified as held for sale continue to be recognized.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount of net income from discontinued operations in the consolidated income statement and a single amount of comprehensive income from discontinued operations in the consolidated statement of comprehensive income.

When an operation is classified as a discontinued operation, the comparative consolidated income statement is reclassified as if the operation had been discontinued from the beginning of the comparative year.

3.	OTHER FINANCIAL ASSETS

The Company’s other financial assets were as follows, as at:

	October 31, 2024	January 31, 2024
Restricted investments [a]	$14.3	$13.4
Derivative financial instruments	44.1	79.0
Advances to suppliers related to property, plant and equipment	18.9	22.2
Other	61.4	41.6
Total other financial assets	$138.7	$156.2
Current	109.7	106.6

Non-current	29.0	49.6
Total other financial assets	$138.7	$156.2

[a]

The restricted investments are publicly traded bonds that can only be used for severance payments and pension costs associated with Austrian pension plans, and are not available for general corporate use.

The non-current portion is mainly attributable to derivative financial instruments and restricted investments.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

4.	INVENTORIES

The Company’s inventories were as follows, as at:

	October 31, 2024	January 31, 2024
Materials and work in progress	$760.1	$834.9
Finished products	898.2	929.7
Parts, accessories and apparel	340.0	391.0
Total inventories	$1,998.3	$2,155.6

The Company recognized in the condensed consolidated interim statements of net income during the three- and nine-month periods ended October 31, 2024, a write-down on inventories of $16.3 million and $38.8 million respectively ($8.5 million and $16.8 million respectively during the three- and nine-month periods ended October 31, 2023).

5.	OTHER ASSETS

The Company’s other assets were as follows, as at:

	October 31, 2024	January 31, 2024
Prepaids	$58.0	$47.9
Deferred financing cost	6.3	3.1
Other	9.7	8.2
Total other assets	$74.0	$59.2
Current	69.0	57.7

Non-current	5.0	1.5
Total other assets	$74.0	$59.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

6.	PROVISIONS

The Company’s provisions were as follows, as at:

	October 31, 2024	January 31, 2024
Product-related	$817.8	$863.9
Restructuring	12.4	4.4
Other	43.3	46.9
Total provisions	$873.5	$915.2
Current	756.3	766.7
Non-current	117.2	148.5
Total provisions	$873.5	$915.2

Product-related provisions include provisions for regular warranty coverage on products sold, product liability provisions and provisions related to sales programs offered by the Company to its Customers in order to support the retail activity.

The non-current portion of provisions is mainly attributable to product-related provisions.

The changes in provisions were as follows:

	Product-related	Restructuring	Other	Total
Balance as at January 31, 2024	$863.9	$4.4	$46.9	$915.2
Expensed during the period	966.6	42.1	38.1	1,046.8
Paid during the period	(1,000.1)	(32.3)	(20.4)	(1,052.8)
Reversed during the period	(1.5)	(0.3)	(18.4)	(20.2)
Effect of foreign currency exchange rate changes	27.3	0.1	1.4	28.8
Unwinding of discount and effect of changes in discounting estimates	3.8	—	—	3.8
Discontinued operations (Note 17)	(42.2)	(1.6)	(4.3)	(48.1)
Balance as at October 31, 2024	$817.8	$12.4	$43.3	$873.5

7.	OTHER FINANCIAL LIABILITIES

The Company’s other financial liabilities were as follows, as at:

	October 31, 2024	January 31, 2024
Dealer holdback programs and customer deposits	$46.2	$40.1
Due to Bombardier Inc.	22.5	22.4
Derivative financial instruments	39.7	7.8
Non-controlling interest liability	32.7	26.4
Other	17.0	14.2
Total other financial liabilities	$158.1	$110.9
Current	73.5	45.8
Non-current [a]	84.6	65.1
Total other financial liabilities	$158.1	$110.9

[a]  The non-current portion is mainly comprised of the amount due to Bombardier Inc. in connection with indemnification related to income taxes and the amount of the non-controlling interest liability.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	DEBT

Revolving Credit Facility

The Company has a Revolving Credit Facility totaling $1,500.0 million, which can also be drawn in U.S dollar or Euro equivalent. As at October 31, 2024, the Company had no outstanding amount drawn on the Revolving Credit Facility (nil as at January 31, 2024). Commitment fees on the undrawn amount of the Revolving Credit Facility, varying from 0.25% to 0.40%, were 0.30%.

On May 10, 2024, the maturity of the facility was extended from May 2026 to May 2029 and the pricing grid updated to incorporate the transition to the Canadian Overnight Repo Rate Average (“CORRA”). The applicable interest rates are subject to a customary credit spread adjustment ranging from 0.45% to 3.00%, which varies depending on a Leverage Ratio. Based on the Leverage Ratio, the cost of borrowing as at October 31, 2024, in Canadian dollars, was either the CORRA plus 2.00% or the Canadian Prime Rate plus 1.00%. In U.S. dollars, it was either the SOFR plus 2.00%, the U.S. Base Rate plus 1.00% or the U.S. Prime Rate plus 1.00%. In Euros, it was the EURIBOR plus 2.00%.

The Company is required to maintain, under certain conditions, a minimum fixed charge coverage ratio. Additionally, the total available borrowing under the Revolving Credit Facility is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

Long-Term Debt

As at October 31, 2024 and January 31, 2024, the maturity dates, interest rates, outstanding nominal amounts and carrying amounts of long-term debt were as follows:

October 31, 2024
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	6.95%	7.18%	U.S. $465.7	$649.4	[a]
Term Loan B-2	December 2029	7.60%	7.89%	U.S. $490.0	683.0	[a]
Term Loan B-3	January 2031	7.60%	7.74%	U.S. $990.0	1,370.6	[a]
Term Loans	Dec. 2024 to Dec. 2030	0.93% to 4.56%	1.90% to 6.50%	€99.9	143.8
Total long-term debt					$2,846.8
Current					60.5
Non-current					2,786.3
Total long-term debt					$2,846.8

[a] Net of unamortized transaction costs of nil for Term Loan B-1, nil for Term Loan B-2 and $9.4 million for Term Loan B-3.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	DEBT [CONTINUED]

January 31, 2024
	Maturity date	Contractual interest rate	Effective interest rate	Outstanding nominal amount	Carrying amount
Term Facility
Term Loan B-1	May 2027	7.43%	7.71%	U.S. $465.7	$623.4	[a]
Term Loan B-2	December 2029	8.08%	8.41%	U.S. $493.8	661.0	[a]
Term Loan B-3	January 2031	8.08%	8.23%	U.S. $997.5	1,325.3	[a]
Term Loans	Mar. 2024 to Dec. 2030	0.87% to 5.14%	1.90% to 6.28%	€109.1	153.4
Total long-term debt					$2,763.1
Current					58.1
Non-current					2,705.0
Total long-term debt					$2,763.1

[a] Net of unamortized transaction costs of nil for Term Loan B-1, nil for Term Loan B-2 and $10.0 million for Term Loan B-3.

The following table explains the changes in long-term debt during the nine-month period ended October 31, 2024:

		Statement of cash flows		Non-cash changes
	Carrying amount as at January 31, 2024	Issuance	Repayment	Effect of foreign currency exchange rate changes	Other	Carrying amount as at October 31, 2024
Term Facility	$2,609.7	$—	$(15.5)	$107.7	$1.1	$2,703.0
Term Loans	153.4	3.3	(20.9)	6.0	2.0	143.8
Total	$2,763.1	$3.3	$(36.4)	$113.7	$3.1	$2,846.8

a)	Term Facility

As at October 31, 2024, the cost of borrowing under the Term Loan B-1 was as follows:

(i)	Term SOFR plus 2.00% per annum, with a Term SOFR floor of 0.00%; or
(ii)	U.S. Base Rate plus 1.00%; or
(iii)	U.S. Prime Rate plus 1.00%

As at October 31, 2024, the cost of borrowing under the Term Loan B-2 was as follows:

(i)	Term SOFR, plus 2.75% per annum, with a Term SOFR floor of 0.50%

As at October 31, 2024, the cost of borrowing under the Term Loan B-3 was as follows:

(i)	Term SOFR, plus 2.75% per annum, with a Term SOFR floor of 0.00%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing under SOFR.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

8.	DEBT [CONTINUED]

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter, less any voluntary prepayments done to date. Consequently, the Company repaid an amount of U.S. $11.1 million ($15.5 million) during the nine-month period ended October 31, 2024. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its Leverage Ratio is above a certain threshold level. As at October 31, 2024 and 2023, the Company was not required to repay any portion of the Term Facility under this requirement.

b)	Term Loans

During the nine-month period ended October 31, 2024, the Company entered into term loan agreements at favourable interest rates under an Austrian government program. This program supports research and development projects based on the Company’s incurred expenses in Austria. The term loans have a nominal amount of €2.3 million ($3.3 million) with an interest rate varying between 2.50% and 4.27% with maturity dates varying from March 2028 to December 2028. The Company recognized a grant of €0.1 million ($0.2 million) as a reduction of research and development expenses representing the difference between the fair value of the term loan at inception and the cash received.

9.	CAPITAL STOCK

The changes in capital stock issued and outstanding were as follows:

	Number of shares	Carrying Amount
Subordinate voting shares
Balance as at January 31, 2024	34,808,553	$245.3
Issued upon exercise of stock options	400,487	18.3
Issued in exchange of multiple voting shares	1,628,558	0.1
Repurchased under the normal course issuer bid program	(2,346,799)	(16.6)
Balance as at October 31, 2024	34,490,799	$247.1

Multiple voting shares
Balance as at January 31, 2024	40,147,916	$3.2
Exchanged for subordinate voting shares	(1,628,558)	(0.1)
Balance as at October 31, 2024	38,519,358	$3.1

Total outstanding as at October 31, 2024	73,010,157	$250.2

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

9.	CAPITAL STOCK [CONTINUED]

a)	Normal course issuer bid program (“NCIB”)

During the nine-month period ended October 31, 2024, the Company completed the NCIB that was announced and started during the fiscal year ended January 31, 2024 and repurchased for cancellation 2,346,799 subordinate voting shares, for a total consideration of $218.6 million, of which $3.5 million in taxes is unpaid.

When the Company was not permitted to purchase subordinate voting shares due to regulatory restrictions or self-imposed blackout periods, an automatic share purchase plan with a designated broker allowed the purchase of subordinate voting shares under pre-set conditions.

Of the total consideration of $218.6 million, $16.6 million represents the carrying amount of the shares repurchased and $202.0 million represents the amount charged to retained earnings.

b)	Secondary offering

On April 19, 2024, Bain Capital Integral Investors II, L.P. (“Bain Capital”) completed a secondary offering of 1,500,000 subordinate voting shares of the Company through an underwriter and a distribution in kind of 128,558 subordinate voting shares to certain affiliates and limited partners. Prior to such transaction, Bain Capital converted 1,628,558 multiple voting shares into an equivalent number of subordinate voting shares. The Company did not receive any of the proceeds of the secondary offering. In accordance with the terms of the registration rights agreement entered into in connection with the initial public offering of the Company’s subordinate voting shares, the Company incurred approximately $1.0 million of fees and expenses related to this secondary offering.

10.	SHARE BASED PAYMENT PLANS

The Company has two share-based payment plans: pursuant to its stock option plan, the Company has made equity-settled stock option grants, and pursuant to its recently adopted share unit plan, it has made cash-settled restricted share unit awards.

a)	Stock options

During the nine-month period ended October 31, 2024 and 2023, the Company granted respectively 433,070 and 590,700 stock options to eligible officers and employees to acquire subordinate voting shares at an average exercise price of $98.12 and $103.74 respectively. The fair value of the options at the grant date was $39.70 and $42.02, respectively. Such stock options are time vesting and 25% of the options will vest on each of the first, second, third and fourth anniversary of the grant. The stock options have a ten-year term at the end of which the options expire.

b)	Restricted share units

During the nine-month period ended October 31, 2024, the Company granted 167,800 restricted share units. The restricted share units were granted to eligible employees at a share price of $98.67 and will fully vest after three years of continuous employment from the date of the grant. The associated compensation expense and liability are recognized over the three-year vesting period. To mitigate the impact of share price variation on this payment plan, the Company secured hedging contracts.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

11.	EARNINGS PER SHARE

a)	Basic earnings per share

Details of basic earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
Net income attributable to shareholders - continuing operations	$27.6	$90.0	$106.7	$627.5
Net loss attributable to shareholders - discontinued operations	(20.5)	(27.0)	(100.6)	(72.6)
Net income attributable to shareholders	$7.1	$63.0	$6.1	$554.9

Weighted average number of shares	73,003,877	76,514,017	73,878,572	77,736,259
Basic earnings per share - continuing operations	$0.38	$1.18	$1.44	$8.07
Basic loss per share - discontinued operations	(0.28)	(0.36)	(1.36)	(0.93)
Basic earnings per share	$0.10	$0.82	$0.08	$7.14

b)	Diluted earnings per share

Details of diluted earnings per share were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
Net income attributable to shareholders - continuing operations	$27.6	$90.0	$106.7	$627.5
Net loss attributable to shareholders - discontinued operations	(20.5)	(27.0)	(100.6)	(72.6)
Net income attributable to shareholders	$7.1	$63.0	$6.1	$554.9

Weighted average number of shares	73,003,877	76,514,017	73,878,572	77,736,259
Dilutive effect of stock options	861,275	1,303,347	986,395	1,413,147
Weighted average number of diluted shares	73,865,152	77,817,364	74,864,967	79,149,406
Diluted earnings per share - continuing operations	$0.37	$1.16	$1.43	$7.93
Diluted loss per share - discontinued operations	(0.28)	(0.35)	(1.34)	(0.92)
Diluted earnings per share	$0.09	$0.81	$0.09	$7.01

Excluded from the above calculation are 1,867,200 and 1,863,225 options for the three- and nine-month periods ended October 31, 2024, respectively (1,451,175 and 1,567,200 options for the three- and nine-month periods ended October 31, 2023, respectively), which were deemed to be anti-dilutive.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

12.	REVENUES

Details of revenues were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
		Reclassified (Note 2)		Reclassified (Note 2)

Year-Round Products	$1,036.4	$1,180.6	$3,179.2	$3,975.5
Seasonal Products	615.9	868.7	1,692.8	2,458.1
PA&A and OEM Engines	303.4	321.7	860.1	917.9
	$1,955.7	$2,371.0	$5,732.1	$7,351.5

The following table provides geographic information on the Company’s revenues. The attribution of revenues was based on customer locations.

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
		Reclassified (Note 2)		Reclassified (Note 2)

United States	$1,107.0	$1,441.7	$3,360.0	$4,560.9
Canada	314.9	418.9	848.3	1,171.1
Europe	263.6	264.0	770.2	858.2
Asia Pacific	118.3	116.4	347.3	382.7
Latin America	149.1	126.0	396.9	366.8
Other	2.8	4.0	9.4	11.8
	$1,955.7	$2,371.0	$5,732.1	$7,351.5

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

13.	OTHER OPERATING EXPENSES

Details of other operating expenses were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
		Reclassified (Note 2)		Reclassified (Note 2)

Foreign exchange gain on working capital elements	$(9.3)	$(13.3)	$(23.0)	$(1.7)
Loss on forward exchange contracts	8.7	16.7	24.9	24.5
Impairment charge [a]	9.4	—	9.4	—
Restructuring costs	11.9	—	35.1	—
Other	1.6	1.5	5.7	(0.3)
Total	$22.3	$4.9	$52.1	$22.5

[a] During the three- and nine-month periods ended October 31, 2024, the Company recognized an impairment charge of $9.4 million on unutilized assets.

14.	FINANCING COSTS AND INCOME

Details of financing costs and financing income were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
		Reclassified (Note 2)		Reclassified (Note 2)

Interest on long-term debt	$41.7	$41.0	$126.0	$120.0
Transaction costs on long-term debt	—	20.0	—	20.0
Interest on lease liabilities	2.1	1.9	6.3	5.7
Net interest on employee future benefit liabilities	1.6	1.5	4.6	4.7
Interest and commitment fees on revolving credit facilities	4.1	1.7	6.9	5.1
Other	1.7	1.5	6.0	2.9
Financing costs	51.2	67.6	149.8	158.4

Financing income	(1.3)	(6.1)	(7.1)	(13.7)
Net financing costs	$49.9	$61.5	$142.7	$144.7

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

15.	INCOME TAXES

Details of income tax expense were as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
		Reclassified (Note 2)		Reclassified (Note 2)

Current income tax expense
Related to current year	$41.4	$52.9	$95.2	$193.2
Related to prior years	(2.3)	1.3	(4.1)	(0.8)
	39.1	54.2	91.1	192.4

Deferred income tax expense (recovery)
Temporary differences	(10.8)	(3.6)	(24.3)	(7.4)
Effect of income tax rate changes on deferred income taxes	—	(0.3)	—	(0.4)
Increase in valuation allowance	3.6	14.7	15.3	11.2
	(7.2)	10.8	(9.0)	3.4
Income tax expense	$31.9	$65.0	$82.1	$195.8

The reconciliation of income taxes computed at the Canadian statutory rates to income tax expense recorded was as follows:

	Three-month periods ended				Nine-month periods ended
	October 31, 2024		October 31, 2023		October 31, 2024		October 31, 2023
			Reclassified (Note 2)				Reclassified (Note 2)

Income taxes calculated at statutory rates	$15.7	26.5%	$41.1	26.5%	$50.2	26.5%	$218.5	26.5%
Increase (decrease) resulting from:
Income tax rate differential of foreign subsidiaries	(0.1)		(5.6)		(4.4)		(10.0)
Effect of income tax rate changes on deferred income taxes	—		(0.3)		—		(0.4)
Increase in valuation allowance	3.6		14.7		15.3		11.2
Recognition of income taxes on foreign currency translation	12.8		(1.7)		19.1		(15.5)
Recognition of income taxes on inflation	(2.3)		(2.9)		(4.7)		(4.0)
Permanent differences [a]	2.9		14.1		9.1		9.9
Recognition of tax incentives	—		—		—		(20.5)
Other	(0.7)		5.6		(2.5)		6.6
Income tax expense	$31.9		$65.0		$82.1		$195.8

[a]	The permanent differences result mainly from the foreign exchange loss on long-term debt denominated in U.S. dollars.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair values of the Company’s financial instruments take into account the credit risk embedded in the instrument. For financial assets, the credit risk of the counterparty is considered whereas for financial liabilities, the Company’s credit risk is considered.

In order to determine the fair value of its financial instruments, the Company uses, when active markets exist, quoted prices from these markets (“Level 1” fair value). When public quotations are not available in the market, fair values are determined using valuation techniques. When inputs used in the valuation techniques are only inputs directly and indirectly observable in the marketplace, fair value is presented as “Level 2” fair value. If fair value is assessed using inputs that require considerable judgment from the Company in interpreting market data and developing estimates, fair value is presented as “Level 3” fair value. For Level 3 fair value, the use of different assumptions and/or estimation methodologies may have a material effect on the estimated fair values.

The fair value level, carrying amount and fair value of restricted investments, non-controlling interest liability, derivative financial instruments and long-term debt were as follows:

		As at October 31, 2024
	Fair value level	Carrying amount	Fair value

Restricted investments (Note 3)	Level 2	$14.3	$14.3

Non-controlling interest liability (Note 7)	Level 3	$(32.7)	$(32.7)

Derivative financial instruments
Forward exchange contracts
Favourable		$12.3	$12.3
(Unfavourable)		(35.3)	(35.3)
Interest rate cap		31.8	31.8
Other		(4.4)	(4.4)
	Level 2	$4.4	$4.4

Long-term debt (including current portion)
Term Facility (Note 8)	Level 1	$(2,703.0)	$(2,712.3)
Term Loans (Note 8)	Level 2	(143.8)	(147.8)
		$(2,846.8)	$(2,860.1)

For cash, trade and other receivables, revolving credit facilities and bank overdraft, trade payables and accruals, and dealer holdback programs and customer deposits, the carrying amounts reported on the condensed consolidated interim statements of financial position or in the notes approximate the fair values of these items due to their short-term nature.

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

16.	FINANCIAL INSTRUMENTS [CONTINUED]

Cash includes $4.1 million held by BRP Saint Petersburg LLC ($5.4 million as at January 31, 2024). This cash is subject to regulatory restrictions and is therefore not available for general use by the other entities within the group.

b)	Liquidity risk

The following table summarizes the contractual maturities of the Company’s financial liabilities as at October 31, 2024:

	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,339.3	$—	$—	$—	$1,339.3
Long-term debt (including interest)	230.5	1,118.0	402.4	2,091.6	3,842.5
Lease liabilities (including interest)	52.8	75.4	41.5	36.8	206.5
Derivative financial instruments	26.8	12.9	—	—	39.7
Other financial liabilities	46.7	36.9	2.5	32.3	118.4
Total	$1,696.1	$1,243.2	$446.4	$2,160.7	$5,546.4

17.	DISCONTINUED OPERATIONS

On October 17, 2024, the Company announced that it has initiated a process for the sale of its Marine businesses namely Alumacraft, Manitou, Telwater (Quintrex, Stacer, Savage and Yellowfin) and Marine parts, accessories, and apparel. Consequently, these businesses are presented as discontinued operations and the associated assets and liabilities as held for sale as at October 31, 2024.

The net loss and comprehensive loss from discontinued operations are as follows:

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023

Revenues	$64.8	$96.8	$162.1	$323.6
Cost of sales	73.8	112.4	228.7	348.7
Gross loss	(9.0)	(15.6)	(66.6)	(25.1)

Operating expenses
Selling and marketing	5.9	6.3	21.8	18.2
Research and development	5.1	9.2	17.5	30.6
General and administrative	7.3	8.8	20.2	23.3
Other operating expenses (income)	0.1	(0.2)	7.5	1.1
Total operating expenses	18.4	24.1	67.0	73.2
Operating loss	(27.4)	(39.7)	(133.6)	(98.3)

Financing costs	—	0.3	0.2	1.0
Loss before income taxes	(27.4)	(40.0)	(133.8)	(99.3)
Income tax recovery	(6.9)	(13.0)	(33.2)	(26.7)
Net loss from discontinued operations	$(20.5)	$(27.0)	$(100.6)	$(72.6)

BRP Inc.

NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three- and nine-month periods ended October 31, 2024 and 2023

[Unaudited]

[Tabular figures are in millions of Canadian dollars, unless otherwise indicated]

17.	DISCONTINUED OPERATIONS [CONTINUED]

	Three-month periods ended		Nine-month periods ended
	October 31, 2024	October 31, 2023	October 31, 2024	October 31, 2023
Net loss from discontinued operations [a]	$(20.5)	$(27.0)	$(100.6)	$(72.6)

Net changes in unrealized gain (loss) on translation of foreign operations	(5.1)	12.6	2.4	8.6
Total comprehensive loss from discontinued operations [a]	$(25.6)	$(14.4)	$(98.2)	$(64.0)

[a]	Nil amount of net loss and comprehensive loss are attributable to non-controlling interest.

As at October 31, 2024, the carrying amount of assets and liabilities presented as held for sale is as follows:

October 31, 2024
Trade and other receivables	$13.0
Inventories	255.1
Property, plant and equipment	135.4
Right of use assets	6.6
Intangible assets	49.6
Deferred tax assets	53.7
Other assets	2.3
Assets classified as held for sale	$515.7
Trade payables and accruals	$29.0
Provisions	48.1
Lease liabilities	6.9
Deferred revenues	17.1
Other liabilities	5.2
Liabilities associated to assets classified as held for sale	$106.3
Assets net of liabilities held for sale	$409.4

The net cash flows from (used in) discontinued operations are as follows:

	Nine-month periods ended
	October 31, 2024	October 31, 2023
Net cash flows used in operating activities	$(107.8)	$(142.2)
Net cash flows used in investing activities	(20.2)	(52.6)
Net cash flows from financing activities	134.5	193.9
Net cash flows from (used in) discontinued operations	$6.5	$(0.9)